
AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 4 2006

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SEC FILE NUMBER
8-38326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/05___ AND ENDING___12/31/05___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

F.M.I.C. SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

204 WEST 14th STREET, SUITE 1J
                                        (No. and Street)

NEW YORK,   NEW YORK   10011
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGI A. MICHELE   (212) 243-7802
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
                (Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ RONALD B. CURRY _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ F.M.I.C. SECURITIES, INC. _____ , as of _____ DECEMBER 31, 2005 _____ , _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

PRESIDENT
_____
Title

_____
Notary Public

GEORGI A. MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires __5/31/07__

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

F.M.I.C. SECURITIES, INC.

REPORT

FORM X-17A-5

DECEMBER 31, 2005

F.M.I.C. SECURITIES, INC.

CONTENTS

DECEMBER 31, 2005

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholders of

F.M.I.C. SECURITIES, INC.

I have audited the accompanying statement of financial condition of F.M.I.C. Securities, Inc. as of December 31, 2005, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of F.M.I.C. Securities, Inc. as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 14, 2006

F.M.I.C. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:

Cash	$ 224,155
Other receivables	100
Securities not readily marketable-NASD	3,300
Total assets	**$ 227,555**

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:

Accrued expenses payable		$ 1,400
Total liabilities		**1,400**

Stockholders' equity:

Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 100	
Additional paid-in-capital	7,247	
Retained earnings	218,808	
Total stockholders' equity		**226,155**
Total liabilities and stockholders equity		**$ 227,555**

See notes to financial statements

2

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:

Commission income		$ 175
Consulting income		250
Interest and dividends		4,538
Total revenue		**4,963**

Expenses:

Regulatory fees	$ 1,095	
Insurance	369	
Other expenses	1,492	
Total expenses		(2,956)
Net income before Federal income tax		2,007
Less: Federal income tax		(500)
Net income		**$ 1,507**

See notes to financial statements.

3

F.M.I.C. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Resources provided:

Net income	$	1,507
Increase in accrued expenses		985
Decrease in other receivables		200
Total resources provided		**2,692**

Resources applied: $ -0-

Total resources applied	**- 0-**
Increase	2,692
Cash - January 1, 2005	221,463
Cash - December 31, 2005	**$224,155**

See notes to financial statements.

4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Stockholders' equity, January 1, 2005	$224,648
Net income	1,507
Stockholders' equity, December 31, 2005	**$226,155**

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$ -0-
Increase and (decreases)	-0-
Balance, December 31, 2005	**$ -0-**

See notes to financial statements.

5

F.M.I.C. SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Summary of significant accounting policies:

   Income taxes:

   The company became a corporation on January 1, 1994. Income taxes are based on the net income of the company.

2. The following supplementary information is submitted:

   Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $222,755. In January 2006, the company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $222,755.

F.M.I.C. SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Common stock		$ 100
Additional paid in capital		7,247
Retained earnings		218,808
		226,155
Less: non-allowable assets		(3,400)
Net capital before haircuts		222,755
Less: Haircuts on securities		-0-
Net capital		**222,755**

Greater of:

Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $1,400)	$ 93	5,000
Excess net capital		**$217,755**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 1,400**
Percentage of aggregate indebtedness to net capital	**.006%**

See notes to financial statements.

7

F.M.I.C. SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2005

Net capital per company's unaudited X-17A-5,
Part IIA Filing (Focus Report) $222,755

Add: Audit Adjustments   -0-

Net capital per audited report, December 31, 2005   **$222,755**

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

F.M.I.C. SECURITIES, INC.

I have examined the financial statements of F.M.I.C.Securities, Inc., for the year ended December 31, 2005 and have issued my report thereon dated February 14, 2006. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handles securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

9

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2005 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 14, 2006

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT